Lend Lease

CORPORATION


02002853

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

7 January 2002


JAN 3 0 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
28 December 2001	Announcement to Australian Stock Exchange Sale of Arrabida Shopping Centre Portugal
4 January 2002	Announcement to Australian Stock Exchange Role expands at World Trade Centre – Ground Zero

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 1/31



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

28 December 2001

The Manager Companies Section Australian Stock Exchange Limited (Sydney)	The Manager Companies Section New Zealand Stock Exchange
By electronic lodgement	By facsimile: 0015 64 4 473 1470

Pages: Three (3) page

Dear Sir

Re: Stock Exchange Announcement
Lend Lease Global Properties SICAF and Lend Lease Europe Ltd.
Close Sale of Arrábida Shopping Centre, Portugal

Lend Lease Global Properties SICAF ("the Global Fund"), Lend Lease's Luxembourg-based opportunistic investment fund and Lend Lease Europe Ltd ("Lend Lease") closed the sale of their respective shares in the Arrábida Shopping Centre, Porto, Portugal. The centre was sold to CNP Assurances and Ecureuil Vie (French financial institutions), and Sonae Immobilaria (a major shopping centre owner and manager in Southern Europe) upon attaining the proper EU anti-trade clearance. Lend Lease and the Global Fund purchased the Arrábida Shopping Centre as a 50:50 joint venture investment in June 1999.

The property was sold for €115 million (A$200 million), which will generate a net profit tax after tax for Lend Lease on its 50% stake in the order of GB£ 3.0 million (A$9 million).

Further details are included in the attached media statement.

Yours faithfully

R E TSENIN
Finance Director

CONTACT: Susan Desprez
+352 26 02 18 1

Jacqueline Martin
Communications
+44 20 7395 7429


Lend Lease
GLOBAL PROPERTIES SICAF

FOR RELEASE: IMMEDIATELY

www.lendlease.com

Lend Lease Global Properties SICAF and Lend Lease Europe Ltd Close Sale of Arrábida Shopping Centre

Showcase Portuguese Asset Sold to European Institutions

LUXEMBOURG – Lend Lease Global Properties SICAF ("the Global Fund"), Lend Lease's Luxembourg-based opportunistic investment fund, and Lend Lease Europe Ltd ("Lend Lease") have closed the sale of their respective shares in the Arrábida Shopping Centre, Porto, Portugal.

Lend Lease and the Global Fund purchased the Arrábida Shopping Centre as a 50:50 joint venture investment in June 1999. Through the implementation of an active investment management strategy, including the introduction of leading European retailers and rationalising the development potential of the property, both Lend Lease and the Global Fund were able to successfully reposition the asset within the growing institutional real estate capital market.

The price of the centre was agreed at €115 million (£72 million, AU$200 million), with final proceeds subject to audited completion balance sheet. The investment returns for both Lend Lease and the Global Fund is a reflection of the pro-active investment strategy brought to bear on the asset.

The purchasers are CNP Assurances and Ecureuil Vie (French financial institutions), and Sonae Immobiliaria (a major shopping centre owner & manager in Southern Europe).

The sale is consistent with the Global Fund's investment strategy of transacting on assets to achieve returns through the property cycles. The combination of Lend Lease's retail business knowledge, expertise and capital, and the capital of the Global Fund have resulted in the successful execution of the investment strategy for both parties.

This sale is the second disposition for the Global Fund, which closed on the sale of Hayes Office Park, a suburban office campus located just four miles from Heathrow Airport in London, to Challenger International Group in November this year.

Jim Quille, Chairman of the Global Fund, also said: "When we acquired this asset we saw increased pan-Eurozone institutional investment, which would result in increased capital flowing to quality assets in the more opportunistic markets of the Eurozone. This transaction fulfils our objectives in that we bought the asset from a local developer/owner, used Lend Lease to improve the asset and are selling it to a joint venture, formed by a French institution and a Portuguese company."

David Hutton, CEO of Development and Capital Services for Lend Lease Europe, said: "Arrábida Shopping Centre is another example of the synergies created by marrying the investment aims of our real estate investment funds and the real estate skills and capabilities of the Lend Lease Group. Through this combination, we can deliver attractive returns to our investors and shareholders."

Notes to Editors

Lend Lease Global Properties is advised by Lend Lease Global Real Estate Advisors, SA, an affiliate of Lend Lease Real Estate Investments, one of the largest real estate investment managers in the world and a leading U.S. real estate advisor to pension funds. The Group manages more than €52 billion (GB£31 billion, AU$86 billion) for institutional, mutual fund and private clients invested in property funds, real estate equity and securities, mortgages, and commercial mortgage-backed securities. In addition, the Group services some €57 billion (GB£34 billion, AU$96 billion) of commercial real estate loans.

Lend Lease is an integrated global real estate group comprising two businesses: Real Estate Solutions, which offers clients creating physical assets a full range of project management, construction, development, capital structuring and consulting services; and Real Estate Investment Management, serving clients who invest in real estate equity or debt. Listed on the Australian Stock Exchange, the Group operates in 38 countries on six continents, with a significant presence in the United States, Europe, Asia Pacific and South America.

###

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

4 January 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

ROLE OF BOVIS LEND LEASE AT WORLD TRADE CENTER GROUND ZERO SITE IN NEW YORK

In response to a number of queries today, Lend Lease Corporation Limited ("LLC") confirms that effective next week the US operation of its global project management and construction services subsidiary company, Bovis Lend Lease, has been appointed as Construction Manager at the World Trade Center Ground Zero site in New York, with overall responsibility for completion of recovery, debris removal, demolition work, and construction of temporary structures.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED



S J SHARPE
Company Secretary

Attch



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

MEDIA STATEMENT 4 JANUARY 2002

BOVIS LEND LEASE ROLE EXPANDS AT WORLD TRADE CENTER GROUND ZERO: COMPANY DESIGNATED CONSTRUCTION MANAGER FOR THE COMPLETION OF THE CLEAN-UP AND EXCAVATION

In response to a number of queries today, Lend Lease confirms that effective next week Bovis Lend Lease will become the Construction Manager at the World Trade Center Ground Zero site in New York with overall responsibility for recovery, debris removal, demolition work, and construction of temporary structures. All contractors, consultants, and sub-contractors at the 16-acre site will work under Bovis Lend Lease's direction and Bovis Lend Lease will be directly responsible to New York City's Department of Design and Construction for all clean-up and excavation activities at Ground Zero.

Since September 11, Bovis Lend Lease and three other contractors--Turner Construction, AMEC, and Tully Construction--have each had responsibility for clearing different quadrants at Ground Zero, reporting separately to the City. Nearly one billion tons of debris has been removed to date, and activities are now extending below ground level with excavation of basements and sub-basement levels. As the clean-up process quickens and moves into its next phase, Turner has completed its assignment, and the City has established a more traditional project management structure by designating Bovis Lend Lease as the lead contractor to oversee the entire process. AMEC will continue as sub-consultant to Bovis Lend Lease and Tully will serve as a sub-contractor. The clean-up and excavation is expected to be completed by the middle of this year, and accordingly this role is expected to only have a small positive contribution to Lend Lease's profit in 2001/02.

END

For further information:

Roger Burrows
Lend Lease Corporation
02 9236 6116